

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 2, 2018

Terren Peizer
Chief Executive Officer
NeurMedix, Inc.
6165 Greenwich Drive, Suite 150
San Diego, California 92122

Re: Neurmedix, Inc
Amendment No 3 to Form 1-A
Filed February 1, 2018
File No. 024-10697

Dear Mr. Peizer:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 23, 2017 letter.

Amendment No. 3 to Form 1-A

Part II - Information Required in Offering Circular
Product Development Pipeline, page 63

1. Please remove NE3789 and NE3413 from your product development pipeline chart. In this regard, we note your disclosure on pages 9, 11 and 62 that you have not yet decided to further develop NE3789 and NE3413.

Executive Compensation, page 83

2.   We note your response to our prior comment 7 that the Executive Compensation section has been amended to provide the actual amount paid to your executive officers and directors during your last completed fiscal year. However, it appears from footnote 4 to the table on page 83 that you have only provided such information for Mr. Ahlem and Mr. Reading. Please provide compensation information for each of the three highest paid persons who were executive officers or directors during your last completed fiscal year, pursuant to Item 11(a) of Form 1-A.

Plan of Distribution
Selling Agents, page 88

3.   We note your revised disclosure that neither Westpark Capital, Inc. nor any sub-selling agent it engages shall have any marketing or sales obligations other than to process indications of interest forwarded to it. Considering Westpark's reduced role in the offering, please clarify who will offer and sell the shares on your behalf.

Marketing Advisors &Promoters, page 89

4.   We note your disclosure that as consideration for the services to be provides by VCMP, you have agreed to pay a cash fee of $100,000.00 and to reimburse VCMP for all actual costs and expenses associated with the services provided. With reference to your disclosure in Item 4 of Part I, please revise your offering statement disclosure to include the full amount of the compensation to be paid to VCMP in connection with this offering.

Signatures, page 91

5.   We note that you have revised to the signature page in response to our prior comment 8 to add the signature of the newly appointed chief financial officer. Please confirm that the offering statement has also been signed by the principal accounting officer and revise the signature page as necessary to identify the person signing in that capacity. See Instruction 1 to Signatures on Form 1-A.

        You may contact Sasha Parikh at 202-551-3627 or Jim Rosenberg at 202-551-3679 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Paik at 202-55-6553 or Mary Beth Breslin at 202-551-3625 with any other questions.

                                        Division of Corporation Finance
                                        Office of Healthcare & Insurance

cc: Joe Tagliaferro, Esq.